SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                            For the month of November

                           VAN DER MOOLEN HOLDING N.V.
                 (Translation of Registrant's name into English)
                                Keizersgracht 307
                                1016 ED Amsterdam
                                 The Netherlands
                                (+31) 20 535 6789
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                   Form 20-F _____X_____ Form 40-F ___________

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b) under the
                        Securities Exchange Act of 1934.)


                        Yes _____________ No______X_______


       (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)



                Schedule of Information Contained in this Report:

The English language press release of Van der Moolen Holding N.V. dated November 15, 2007 announces focus in US on brokerage and trading at the Chicago Board Stock Exchange ("CBSX")

 Van der Moolen: Focus in US on Brokerage and Trading at the Chicago
                   Board Stock Exchange (''CBSX'')

    Van der Moolen to terminate US specialist activities.

    Van der Moolen has determined to proceed with delisting from the New York Stock Exchange of its American Depositary Shares and with deregistration under the Securities Exchange Act of 1934.


    AMSTERDAM, Netherlands--(BUSINESS WIRE)--Nov. 15, 2007--Van der Moolen Holding (NYSE:VDM) (Amsterdam:VDMN):



Key Figures
-------------------------------------- ----------------- -------------
Euro millions                                              9 months
                                3rd      3rd      2nd
                               quarter  quarter  quarter
                                2007     2006     2007   2007   2006
-------------------------------------- ----------------- -------------
Revenues                         37.4     33.1     35.2  112.2  112.6
-------------------------------------- ----------------- -------------
Operating profit (loss)          (2.2)   (18.1)    (5.2)  (8.4)   5.9
-------------------------------------- ----------------- -------------
Profit (loss) for the period     (5.3)   (39.5)    (9.3) (19.0) (33.2)
-------------------------------------- ----------------- -------------
Profit (loss) attributable to
 common equity holders of the
 Company                         (5.8)   (35.3)    (9.6) (19.7) (33.6)
-------------------------------------- ----------------- -------------
Guarantee capital               205.8    352.2    242.9  205.8  352.2
-------------------------------------- ----------------- -------------
Per common share data (Euro x
 1)
-------------------------------------- ----------------- -------------
Profit (loss)                   (0.12)   (0.78)   (0.21) (0.42) (0.74)
-------------------------------------- ----------------- -------------
Diluted profit (loss)           (0.12)   (0.76)   (0.21) (0.42) (0.72)
-------------------------------------- ----------------- -------------

-------------------------------------- ----------------- -------------
Average US dollar/Euro rate      0.73     0.78     0.74   0.74   0.80
-------------------------------------- ----------------- -------------


    Van der Moolen Holding (liquidity provider and broker in equities bonds and related instruments in the US and in Europe), today reported its result for the third quarter of 2007.

    Richard den Drijver , CEO of Van der Moolen Holding NV
("VDM") commented:

    "VDM Specialists USA has not succeeded in bringing its operations back to profitability and will not be able to meet its second half year US target. Therefore, we have decided to terminate the VDM US specialist activity as promptly as possible, but subject to an orderly transition. We consider this activity of VDMS not to be of a strategic nature anymore. In the US the focus from now on will be on brokerage and CBSX activities. As part of our cost savings measures we will also delist our American Depositary Shares from the New York Stock Exchange and, as soon as we are able to do so under applicable SEC rules, deregister our equity securities under the US Securities Exchange Act of 1934. The common shares of the Company will continue to be listed on Euronext."

    Key developments:

    -- Revenues of EUR 37.4 million in Q3, compared to EUR 33.1 million in Q3 2006;

    -- Net loss of EUR 5.8 million attributable to common shareholders in Q3 2007;

    -- European activities continue to be profitable: operating margin of EUR 6.2 million in Q3 2007;

    -- One off expenses of EUR 3.0 million in Q3 2007; EUR 2.2 million relates to US activities;

    -- Excluding one off expenses, the operating profit would amount to EUR 0.8 million;

    --  US specialist activities to be terminated as losses VDM
        Specialists USA continue;

    -- Smooth transition in co-operation with NYSE; deregistration process initiated;

    -- Focus in US on growing activities in brokerage and trading on CBSX.

    Financial highlights third quarter 2007

    The European activities have contributed an operating margin of EUR 6.2 million in the third quarter of 2007 compared to an operating margin of EUR 5.3 million in the second quarter of 2007. For the nine months period ended September 30, 2007 the operating margin resulting from European activities amounted to EUR 17.6 million.

    The US activities generated an operating margin of EUR 3.8 million negative in the third quarter of 2007 compared to an operating margin of EUR 5.0 million negative in the second quarter of 2007. For the nine months period ended September 30, 2007, the operating margin from US activities amounted to EUR 11.3 million negative.

    Losses in the US operation of Van der Moolen Specialists ("VDMS") continued this quarter. We therefore decided to terminate the Specialist activities of VDMS. We will focus our efforts on our other US activities; brokerage and trading on CBSX. On CBSX, we are active in over 1000 listed stocks of a total of approx. 3000 stocks. We intend to further develop this activity.

    In the third quarter of 2007, we have acquired a 100% interest in Robbins & Henderson LLC, a US based institutional broker. The results from Robbins & Henderson are included as from August 1, 2007 in the results of Van der Moolen and amounted to EUR 1.1 million for the two months included in the third quarter of 2007. The acquisition of Robbins & Henderson forms a cornerstone in the start of a brokerage division in the US.

    Revenues

    At EUR 37.4 million, revenues in the third quarter of 2007 are 13% higher than in the third quarter of 2006 and 6% above those earned in the second quarter of 2007.

    On a geographical basis the revenues can be summarized as follows:



SEGMENTAL
--------------------------- -------------- -------- ------------------
Van der Moolen Holding N.V.
                                                      9      9
Revenue breakdown in         Q3   Q3        Q2      months months
 millions of Euros          2007 2006  %   2007 %    2007   2006   %
--------------------------- -------------- -------- ------------------
USA                          7.7 16.4 -53%  6.3 22%   21.6   60.1 -64%
Europe                      29.7 16.7  78% 28.9  3%   90.6   52.5  73%
--------------------------- -------------- -------- ------------------
Total revenues              37.4 33.1  13% 35.2  6%  112.2  112.6   0%
--------------------------- -------------- -------- ------------------


    At EUR 29.7 million, revenues in Europe are 3% higher in the third quarter of 2007 compared to the second quarter of 2007 and 78% higher than the revenues in the third quarter of 2006. On a nine months basis, revenues in Europe are 73% higher than the comparable period of 2006. The continuing high level of revenues in Europe was fueled by continuing excellent market conditions and the diversification of financial products.

    At EUR 7.7 million, the reported revenues in the US are 22% higher than in the second quarter of 2007 but 53% lower than the third quarter in 2006. On a nine months basis, reported US revenues for 2007 are 64% lower than the revenues for the comparable period of 2006.

    In dollar terms the increase in revenues of the US activities was 25.7% compared to the second quarter of 2007 and a decline of 48.9% compared to the third quarter of 2006.

    Other gains and losses - net

    In the third quarter of 2007 other gains and losses amounted to EUR 0.2 million, attributable to the realized profit on the sale of the NYSE market shares.

    Operating expenses

    Operating expenses (impairment charges excluded) were EUR 1.2 million lower than those recognized in the second quarter of 2007 and EUR 8.8 million higher than the third quarter of 2006.

    In the third quarter of 2007, one off operating expenses amounted to EUR 3.0 million, mainly related to severance payments (EUR 0.9 million), legal expenses (EUR 0.7 million) and expenses related to reduction of office space (EUR 1.1 million). Excluding one off expenses, Q3 operating result would have been EUR 0.8 million positive.

    Factors that influenced the comparison with the second quarter of 2007 and/or third quarter 2006 are:

    -- Exchange, clearing and brokerage fees decreased by EUR 0.9 million compared to the second quarter of 2007 and increased by EUR 1.5 million compared to the third quarter of 2006. As a percentage of revenues the exchange, clearing and brokerage fees are 30% for the third quarter of 2007, 34% for the second quarter of 2007 and 29% for the third quarter of 2006. The development of the exchange, clearing and brokerage fees as a percentage of the revenues is mainly attributable to the relative impact of the revenues resulting from our European activities, as for these activities higher fees are applicable.

    -- An increase of employee benefit expenses by EUR 0.7 million compared to the second quarter of 2007 and by EUR 6.4 million compared to the third quarter 2006. The increase compared to the second quarter of 2007 is mainly due to higher employee variable benefit expenses related to our European activities, partly offset by lower severance payment expenses in the second quarter of 2007 of EUR 1.3 million.

    -- The general and administrative expenses (excluding impairment expenses) increased by EUR 0.8 million compared to the third quarter of 2006 and are EUR 0.9 million lower compared to the second quarter of 2007. In the third quarter of 2007, information and communication costs were EUR 0.7 million higher compared to the second quarter of 2007 and EUR 1.0 million higher compared to the third quarter of 2006. The increase of information and communication expenses compared to the second quarter of 2007 is offset by lower other operating expenses of EUR 1.6 million, mainly due to higher expenses in the second quarter of 2007 on annual reporting (EUR 0.4 million), professional fees at Group level (EUR 0.6 million) and additional insurance costs (EUR 0.4 million) as reported in our press release on the second quarter results of 2007.

    Operating margin

    Operating margin, defined as operating result excluding the other gains and losses (net), the amortization expense and the impairment of fixed assets, amounted to EUR 1.3 million negative in the third quarter of 2007 compared with EUR 4.5 million negative in the second quarter of 2007 and an operating margin of EUR 3.1 million in the third quarter of 2006.

    Net financing costs

    Net financing costs amounted to EUR 2.5 million in the third quarter of 2007, compared to EUR 1.3 million in the second quarter of 2007 and EUR 1.7 million recognized in the third quarter of 2006. Net financing costs were impacted by higher foreign currency exchange losses, offset by lower net interest expenses mainly due to the repayment of subordinated borrowings in 2007.

    Income tax

    Income tax expense in the third quarter of 2007 is EUR 0.6 million, representing a consolidated effective tax rate of 14% (negative). In the preceding quarter the tax expense was EUR 2.8 million, or 47% (negative). In the third quarter of 2006 the charge was 19.7 million, or 135% negative. The consolidated effective tax rate in the current quarter includes the impact of the absence of
(net) deferred tax asset positions related to the US activities.

    The tax expense of the third quarter of 2006 includes an exceptional tax charge of EUR 26.2 million mainly due to the partly write off of deferred tax assets attributable to the US activities of Van der Moolen. Excluding this exceptional tax charge, a tax benefit of EUR 6.5 million would have been recognized, representing a consolidated effective tax rate of 45%.

    Minority interest

    The minority interest as reported in the third quarter of 2007 is fully related to minority profit share in Van der Moolen Capital
Markets.

    Earnings per share

    The weighted average number of outstanding shares to calculate basic earnings per share is 46.680.891 for the third quarter of 2007 and for the first nine months of the year 2007. Loss per common share was EUR 0.12 in the third quarter of 2007, compared to a loss per common share of EUR 0.21 in the second quarter of 2007 and a loss per common share of EUR 0.78 in the third quarter of 2006.

    Balance sheet

    Balance sheet total

    On September 30, 2007 our Balance Sheet total was approximately EUR 2.7 billion, an increase of 65% compared to the Balance Sheet total as at December 31, 2006 of approximately EUR 1.7 billion. This increase is mainly due to the increase of the recognized gross securities positions and balances with clearing institutes. The gross securities positions do not reflect the market risk of the underlying position. From an economic perspective, the market risk on the security positions of Van der Moolen is limited to the net position.

    Intangible assets

    Intangible assets, including goodwill, increased from EUR 84.9 million at December 31, 2006 to EUR 86.6 million at September 30, 2007. This increase is mainly due to the recognition of goodwill related to the acquisition of Robbins & Henderson amounting to EUR 6.0 million and net investments in software of EUR 2.5 million. This increase was partly offset by the impact of amortization charges of EUR 3.5 million and the impact of the depreciation of the US dollar against the euro.

    Available-for-sale assets

    NYSE Group shares

    In the third quarter of 2007, we have sold 40.826 NYSE shares. The balance sheet at September 30, 2007, reflects the number of NYSE Group shares owned (160.033 shares) at the quoted bid price of those shares.

    Cash and cash equivalents

    The Group has approximately EUR 19 million of free available cash (including the disposition on trading positions and other assets (December 31, 2006 EUR 19 million). Furthermore, Van der Moolen has EUR 15 million available in short-term committed credit lines. As at September 30, 2007, no amounts are drawn under these credit lines.

    On current cash and cash equivalents

    The non-current cash and cash equivalents reflect that part of cash and cash equivalents held by VDM Specialists USA for purposes of compliance with the Net Liquid Assets ("NLA') requirements set by the New York Stock Exchange. The total NLA requirement amounts to $ 112.1 million or EUR 79.1 million at September 30, 2007.

    Guarantee capital

    Guarantee capital consists of total equity plus the non-current portion of our subordinated indebtedness (including capital contributions from minority members). The guarantee capital decreased from EUR 298.6 million as at December 31, 2006 to EUR 205.8 million as at September 30, 2007.

    The decrease is due to:

    -- A decrease of EUR 36.8 million related to the repayment of subordinated borrowings in March 2007;

    --  A loss attributable to the first nine months of 2007 of EUR
        19.7 million;

    -- A EUR 10.4 million repurchase and cancellation of 251,000 cumulative financing preferred shares A of Van der Moolen
        Holding NV;

    -- A EUR 4.4 million payment of preferred financing dividend in May 2007;

    -- A EUR 13.7 million reduction in the capital account of minority members;

    -- A EUR 4.5 million decrease in the fair value related to the sale and revaluation of NYSE shares and

    -- other items resulting in a decrease of EUR 3.3 million, mainly related to foreign currency translation differences recorded in equity.

    Other current liabilities and accrued expenses

    Other current liabilities and accrued expenses amounted to EUR
43.5 million as at September 30, 2007, an increase of EUR 18.7 million compared to December 31, 2006. This increase is mainly due to:

    --  An increase in the bonus accrual of EUR 11.3 million;

    -- As at September 30, 2007 an amount of EUR 2.7 million is recorded as a liability to the former partners of Robbins & Henderson, reflecting the estimated additional cost price for the acquisition based on the agreed earn out agreement;

    -- Accruals for severance payments and reorganization expenses of EUR 2.7 million.

    Cash flow

    Cash flow from operating activities

    The cash outflow from operating activities amounted to EUR 23.7 million in the first nine months of 2007. The cash outflow in 2007 is impacted by a cash outflow of EUR 49.5 million due to the development of our trading position in 2007, which is partly offset by a EUR 24.0 million release from the non-current cash and cash equivalents. The cash flow resulting from the net result adjusted for non cash items amounted to EUR 1.5 million positive.

    Cash flow from investing activities

    Cash flow from investing activities amounts to EUR 1.0 million positive mainly following the sale of part of the NYSE shares amounting to EUR 6.5 million in 2007. Offsetting items included cash outflows related to purchases of intangibles assets (such as investment in software developments), and the cash outflow as a result of the acquisition of Robbins & Henderson.

    Cash flow from financing activities

    Cash outflow from financing activities amounted to EUR 70.7 million. The cash outflow for the first nine months of 2007 mainly relates the repayment on the subordinated loan, the repurchase of
251.000 cumulative financing preferred shares, interest payments, repayments to minority members and the payment of dividend to financing preferred shares holders.

    Subsequent events

    GSFS

    On October 9, 2007, Van der Moolen Holding N.V. and GSFS Asset Management BV (GSFS) have announced that they have reached an agreement to cooperate globally with traditional proprietary arbitrage trading and structured products trading. GSFS Asset Management specializes in securities finance solutions, consisting of securities borrowing and lending, structured products and proprietary arbitrage trading.

    US cost reduction

    On October 18, 2007 Van der Moolen has announced a further reduction of 25% of its US personnel in order to reduce costs.

    US Specialist

    On November 14, 2007 the company decided to terminate the US Specialist activities of VDMS. The company will work closely with the New York Stock Exchange to secure a smooth transition process. Pending the outcome of this process the carrying value of VDMS has not been adjusted.

    Delisting from NYSE

    On November 14, 2007, the Executive Board of the Company determined to delist its American Depositary Receipts, each representing one common share, par value euro 0.08 each, of the Company (ADRs) from the New York Stock Exchange (NYSE).

    The Company has provided written notice to the NYSE of its intention to request voluntary withdrawal of its ADRs. The Company intends for the delisting to be effective by the end of 2007.

    The Company also intends to make a request for deregistration with the Securities and Exchange Commission (SEC) and termination of its reporting requirements under the US Securities Exchange Act of 1934, as amended, when it meets the requirements for deregistration in the future.

    As only a small percentage of the Company's shares are held through its ADR program, the Company no longer feels that the benefits of maintaining its NYSE listing and continuing to be registered with the SEC justify the expenses required for compliance with NYSE and SEC requirements and in particular Section 404 of the Sarbanes Oxley Act of 2002 (SOX). Although the Company fully complied with Section 404 of SOX in 2006, going forward costs and burdens will continue to be significant.

    The Company intends, at least initially, to maintain an unlisted Level 1 ADR program for those investors who wish to continue to hold their ADRs, but may decide to terminate the ADR program in the future.

    Disclaimer:

    This press release contains forward-looking statements within the meaning of, and which have been made pursuant to, the Private Securities Litigation Reform Act of 1995. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words "anticipate," "believe," "intend," "estimate," "expect," "hope," and words of similar meaning are forward-looking. In particular, the following are forward-looking in nature: statements with regard to strategy and management objectives; pending or potential acquisitions; pending or potential litigation and government investigations, including litigation and investigations concerning specialist trading in the U.S.; future revenue sources; the effects of changes or prospective changes in the regulation or structure of the securities exchanges on which our subsidiaries operate; and trends in results, performance, achievements or conditions in the markets in which we operate. These forward-looking statements involve risks, uncertainties and other factors, some of which are beyond our control, which may cause our results, performance, achievements or conditions in the markets in which we operate to differ, possibly materially, from those expressed or implied in these forward-looking statements. We describe certain important factors to consider in connection with these forward-looking statements under "Key Information - Risk Factors" and elsewhere in our annual filing with the U.S. Securities and Exchange Commission on Form 20-F. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this Report. We have no obligation to update these forward-looking statements.



                     Van der Moolen Holding N.V.
                 Consolidated Profit and Loss Account
                          (IFRS, Unaudited)



------------------------ ---------------------------- ----------------
(amounts in millions of
 Euros, except per share
 data)
                                  Q3          Q3               Q2
                                2007        2006  %          2007  %
------------------------ ---------------------------- ----------------

Revenues                       37.4        33.1   13%       35.2    6%

Other gains and losses -
 net                            0.2           -  100%        0.6  -59%

   Exchange, clearing
    and brokerage
    fees/trading
    licenses                  (11.2)       (9.7)  15%      (12.1)  -7%
   Employee benefit
    expense                   (17.4)      (11.0)  59%      (16.7)   4%
   Depreciation and
    amortization
    expenses                   (1.7)       (1.6)   6%       (1.8)  -6%
   General and
    administrative
    expenses                   (9.5)      (28.9) -67%      (10.4)  -9%

Total operating expenses      (39.8)      (51.2) -22%      (41.0)  -3%

Operating profit (loss)        (2.2)      (18.1) -88%       (5.2) -58%

   Net financing costs         (2.5)       (1.7)  47%       (1.3)  93%

Profit (loss) before
 income tax                    (4.7)      (19.8) -76%       (6.5) -28%
   Income tax benefit /
    (expense)                  (0.6)      (19.7) -97%       (2.8) -79%
Profit (loss) for the
 period                        (5.3)      (39.5) -87%       (9.3) -43%

   Profit attributable
    to minority interest       (0.4)       (5.2) -92%       (0.6) -33%
   Preferred financing
    dividend                    0.9         1.0  -10%        0.9    0%
Profit (loss)
 attributable to common
 equity holders of the
 Company                       (5.8)      (35.3) -84%       (9.6) -40%
------------------------------------ ----------- ---- ----------- ----

------------------------ ----------- ----------- ---- ----------- ----
Average number of common
 shares outstanding      46,680,891  45,504,926    3% 46,680,891    0%
Diluted average number
 of common shares
 outstanding a)          46,680,891  46,559,443    0% 46,680,891    0%
Per common share data:
Profit (loss) per common
 share                        (0.12)      (0.78) -84%      (0.21) -40%
Diluted profit (loss)
 per common share             (0.12)      (0.76) -84%      (0.21) -40%
------------------------ ----------- ----------- ---- ----------- ----



---------------------------------------  -----------------------------
(amounts in millions of Euros, except
 per share data)
                                            9 months    9 months
                                                2007        2006  %
---------------------------------------  -----------------------------

Revenues                                      112.2       112.6     0%

Other gains and losses - net                    0.8        21.1   -96%

   Exchange, clearing and brokerage
    fees/trading licenses                     (35.7)      (31.9)   12%
   Employee benefit expense                   (54.0)      (34.9)   55%
   Depreciation and amortization
    expenses                                   (5.2)       (4.7)   11%
   General and administrative expenses        (26.5)      (56.3)  -53%

Total operating expenses                     (121.4)     (127.8)   -5%

Operating profit (loss)                        (8.4)        5.9  -242%

   Net financing costs                         (6.0)       (6.4)   -6%

Profit (loss) before income tax               (14.4)       (0.5) 2780%
   Income tax benefit / (expense)              (4.6)      (32.7)  -86%
Profit (loss) for the period                  (19.0)      (33.2)  -43%

   Profit attributable to minority
    interest                                   (2.1)       (1.6)   31%
   Preferred financing dividend                 2.8         2.0    40%
Profit (loss) attributable to common
 equity holders of the Company                (19.7)      (33.6)  -41%
---------------------------------------  ----------- ----------- -----

---------------------------------------  ----------- ----------- -----
Average number of common shares
 outstanding                             46,680,891  45,300,852     3%
Diluted average number of common shares
 outstanding a)                          46,680,891  46,355,370     1%
Per common share data:
Profit (loss) per common share                (0.42)      (0.74)  -43%
Diluted profit (loss) per common share        (0.42)      (0.72)  -42%
---------------------------------------  ----------- ----------- -----




Van der Moolen Holding N.V.


Revenue breakdown in millions of Euros     Q3    Q3          Q2
                                         2007  2006   %    2007   %
--------------------------------------- ----------------- ------------
Trading US                                6.6  16.4  -60%   6.3    5%
Brokerage US                              1.1     -  100%     -  100%
Trading Securities Europe                 9.8   4.8  104%   8.0   23%
Trading Derivatives Europe               15.3   8.2   87%  15.9   -4%
Brokerage Europe                          4.6   3.7   24%   5.1  -10%
--------------------------------------- ----------------- ------------
Total revenues                           37.4  33.1   13%  35.3    6%
--------------------------------------- ----------------- ------------

--------------------------------------- ----------------- ------------
Van der Moolen Holding N.V.                Q3    Q3          Q2
                                         2007  2006   %    2007   %
Operating margin (Operating profit
 before other gains and losses (net),
 before amortization of intangible
 fixed assets and before impairment),
 breakdown in millions of Euros
--------------------------------------------------------- ------------
Trading US                              (3.8)   3.5 -209% (5.0)  -24%
Brokerage US                                -     -    0%     -    0%
Trading Securities Europe                 2.4   0.4  500%   0.2 1100%
Trading Derivatives Europe                3.9   2.4   63%   5.4  -28%
Brokerage Europe                        (0.1)   0.3 -133% (0.3)  -67%
Unallocated and Holding                 (3.7) (3.5)    6% (4.8)  -23%
--------------------------------------- ----------------- ------------
Total operating profit before other
 gains and losses (net), before
 amortization of intangible fixed
 assets and before impairment           (1.3)   3.1 -142% (4.5)  -71%
--------------------------------------------------------- ------------


Revenue breakdown in millions of Euros        9 months  9 months
                                                2007      2006     %
--------------------------------------------  ------------------------
Trading US                                        20.5      60.1  -66%
Brokerage US                                       1.1         -  100%
Trading Securities Europe                         29.1      17.8   63%
Trading Derivatives Europe                        47.0      23.8   97%
Brokerage Europe                                  14.5      10.9   33%
--------------------------------------------  ------------------------
Total revenues                                   112.2     112.6    0%
--------------------------------------------  ------------------------

--------------------------------------------  ------------------------
Van der Moolen Holding N.V.                   9 months  9 months
                                                2007      2006     %
Operating margin (Operating profit before
 other gains and losses (net), before
 amortization of intangible fixed assets and
 before impairment), breakdown in millions
 of Euros
--------------------------------------------  ------------------------
Trading US                                      (11.3)      20.5 -155%
Brokerage US                                         -         -    0%
Trading Securities Europe                          4.7       4.2   12%
Trading Derivatives Europe                        13.6       5.6  143%
Brokerage Europe                                 (0.7)     (0.2)  250%
Unallocated and Holding                         (11.9)    (12.1)   -2%
--------------------------------------------  ------------------------
Total operating profit before other gains
 and losses (net), before amortization of
 intangible fixed assets and before
 impairment                                      (5.6)      18.0 -131%
--------------------------------------------  ------------------------

Q2 2007, Q3 and 9 months 2006 figures are adjusted for comparative figure purposes due to segment change




                     Van der Moolen Holding N.V.
                      Consolidated Balance Sheet
                          (IFRS, unaudited)

----------------------------------------------------------------------
(amounts in millions of Euros)   September 30, 2007  December 31, 2006
----------------------------------------------------------------------
Assets
Non-current assets
Intangible assets                       86.6               84.9
Property, plant and equipment            4.5                6.1
Financial fixed assets                  17.6               14.9
Available-for-sale financial
 assets                                  8.9               24.2
Cash and cash-equivalents               79.1              103.0

                                 -----------         ----------
                                              196.7              233.1
Current assets
Securities owned                     1,974.3            1,077.8
Due from clearing organizations
 and professional parties              443.8              223.0
Current assets and prepaid
 expenses                               19.4               18.2
Cash and cash-equivalents              110.9              114.9

                                 -----------         ----------
                                            2,548.4            1,433.9
----------------------------------------------------------------------
Total assets                                2,745.1            1,667.0
----------------------------------------------------------------------

Equity and liabilities
Capital and reserves attributable
 to the Company's equity holders       177.7              215.3
Minority interest                          -                4.7

                                 -----------         ----------
Total equity                                  177.7              220.0
Non-current liabilities
Capital of minority members                -               13.7
Subordinated borrowings                 28.1               64.9
Other non-current liabilities           13.7                8.4

                                 -----------         ----------
                                               41.8               87.0
Current liabilities
Securities sold, not yet
 purchased                           1,786.1              967.7
Due to clearing organizations and
 professional parties                  458.8              212.3
Due to customers                         6.6                3.9
Short-term borrowings                   26.0               38.9
Bank overdrafts                        204.6              112.4
Other current liabilities and
 accrued expenses                       43.5               24.8

                                 -----------         ----------
                                            2,525.6            1,360.0
----------------------------------------------------------------------
Total equity and liabilities                2,745.1            1,667.0
----------------------------------------------------------------------


----------------------------------------------------------------------
Guarantee capital                             205.8              298.6
----------------------------------------------------------------------




                     Van der Moolen Holding N.V.
                 Consolidated statement of cash flow
                          (IFRS, unaudited)

Consolidated statement of cash flow
--------------------------------------------------- --------  --------
(Amounts in millions of Euros)                      9 months  9 months
                                                     2007      2006
--------------------------------------------------- --------  --------
Cash flow from operating activities                   (23.7)     57.4

Cash flow from investing activities                     1.0       8.4

Cash flow from financing activities                   (70.7)    (50.1)

Currency exchange differences on cash and cash-
 equivalents, net of bank overdrafts                   (3.3)      3.0

Change in cash and cash-equivalents, net of amounts
 of bank overdrafts                                   (96.7)     18.7

Cash and cash-equivalents, net of amounts of bank
 overdrafts at January 1                                2.5       1.6

                                                    --------  --------
Cash and cash-equivalents, net of amounts of bank
 overdrafts at September 30                           (94.2)     20.3
--------------------------------------------------- --------  --------




                     Van der Moolen Holding N.V.
               Movement schedule of shareholders'equity
                          (IFRS, unaudited)

Movement in shareholders'equity
------------------------------------------- ------------- ------------
(Amounts in millions of Euros)                9 months      9 months
                                                2007          2006
------------------------------------------- ------------- ------------

Shareholders' equity at January 1                   215.3        221.2
Adjustment prior year                            -         (0.4)
Preferred financing shares                  (10.4)          51.4
Issued common shares and issuable shares
 (Curvalue acquisition), net of shares held
 in treasury                                     -          44.1
Dividend preferred financing shares          (4.4)             -
Cash dividend                                    -         (2.3)
Currency exchange differences                (6.2)        (15.3)
Profit (loss) attributable to common equity
 holders of the Company                     (19.7)        (33.2)
Contribution to dividend reserve financing
 preferred shareholders                        2.8           3.1
Sale of treasury shares                          -           0.7
Capital contribution                           0.1             -
Reallocation of minority share interest        4.7             -
Fair value change on available-for-sale
 financial assets                            (4.5)         (4.2)
                                                   ------        -----
                                                   (37.6)         43.9
                                                   ------        -----
Shareholders' equity at September 30                177.7        265.1
----------------------------------------------------------------------


    Basis of presentation

    This interim report for the nine months ended 30 September 2007 is prepared in accordance with IAS 34 - Interim Financial Reporting. It does not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of Van der Moolen Holding NV for the year ended 31 December 2006 as included in the Annual Report 2006. Van der Moolen's 2006 consolidated financial statements are prepared in accordance with International Financial Reporting Standards ('IFRS') as adopted by the European Union ('EU'). In preparing this interim financial report, the same accounting principles and methods of computation are applied as in the consolidated financial statements for the year ended 31 December 2006. This interim financial report is unaudited.

    Explanatory notes

    Explanatory notes to the financial data reported are included in the front part of this interim report. To avoid duplication of data this information is not repeated.


    CONTACT: Van der Moolen NV
             Investor Relations/Corporate Communications
             +31 (0)20 535 6789
             www.vandermoolen.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                VAN DER MOOLEN HOLDING N.V.

         Date: November 15, 2007                By: /s/ Richard E. den Drijver



                                                    ----------------------------
                                                name: Richard E. den Drijver
                                                title: Chairman of the Executive
                                                Board


                                                By: /s/ M. Wolfswinkel



                                                    ----------------------------
                                                name : M. Wolfswinkel
                                                title: Member of the Executive
                                                Board

----------------------------------------------------------